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                                                                  Exhibit (a)(9)


FOR IMMEDIATE RELEASE
---------------------

                  MWI ACQUISITION CO. COMMENCES TENDER OFFER TO
                 PURCHASE ALL OUTSTANDING SHARES OF MEADOWCRAFT
                 ----------------------------------------------

         Birmingham, Alabama (May 19, 1999) -- MWI Acquisition Co. announced today that it has commenced a tender offer to acquire all outstanding shares of Meadowcraft, Inc. (NYSE: MWI) not already directly or indirectly owned by Samuel
R. Blount, Meadowcraft's Chairman and controlling stockholder, or members of his family, for $10.00 per share, net to the seller in cash. MWI Acquisition Co. is a Delaware corporation and wholly-owned subsidiary of SRB-MWI, L.L.C., a Nevada limited liability company of which Mr. Blount is a Member and the sole Manager. The offer is being made in accordance with the terms of the previously announced merger agreement among Meadowcraft, MWI Acquisition Co. and SRB-MWI, L.L.C. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, June 17, 1999, unless the offer is extended.

         The tender offer is subject to the satisfaction or waiver of certain conditions, as set forth in the Offer to Purchase. The offer is not conditioned upon any minimum number of shares being tendered, and neither the tender offer nor the merger is subject to any financing condition.

         Pursuant to the merger agreement, any shares not purchased in the offer (other than shares as to which appraisal rights have been perfected) will be acquired for the same price in cash, in a second-step merger. Meadowcraft currently has approximately 19.7 million shares outstanding. Through SRB-MWI, L.L.C., Mr. Blount and members of his family currently own approximately 14.4 million or 73 percent of the outstanding shares of Meadowcraft.

         D.F. King and Co., Inc. is acting as information agent in connection with the offer.

         Meadowcraft is a leading domestic producer of casual outdoor furniture and is the largest manufacturer of wrought iron furniture in the United States. The company designs, manufactures, and distributes a variety of consumer products, including outdoor and indoor furniture and accessories, outdoor cushions and umbrellas, and garden products.

[Contact: John W. Cornwell, Executive Vice President, D.F. King & Co., Inc.,
Telephone: (212) 493-6952]